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**UNITED STATES**
**Securities and Exchange Commission**
**Washington, D.C. 20549**



## FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

## BY ELECTRONIC FILERS

KeySpan Corporation
Exact name of registrant as specified in charter

~~0001103100~~ 1062379
Registrant CIK Number

Rule 35-24 Certificate
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

70-9699
SEC file number, if available

______________________________
Name of Person Filing the Document( If other than the Registrant)

## SIGNATURES

Filings Made By Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brooklyn, State of New York, 20 02.

KeySpan Corporation
(Registrant)

BY: [signature]
(Name and Title)
Alfred C. Bereche, Senior Counsel

# 49484

UNITED STATE OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



KeySpan Corporation | File No. 70-9699

Certificate Pursuant to Rule 24
and Release No 35-27272 Under the
Public Utility Holding Company Act of 1935

On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period October 1, 2001 through December 31, 2001.

Respectfully submitted,

By: [signature]
Alfred C. Bereche
Senior Counsel

Dated: March 29, 2002

#47016 v5

KEYSPAN CORPORATION
RULE 24 CERTIFICATE
QUARTER ENDED DECEMBER 31, 2001

KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

(a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

Answer:

| | Shares Issued | Average Market Price for the Quarter | Average Issuance Price for the Quarter |
|---|---|---|---|
| Employee Discount Stock Purchase Plan | 45,008 | $32.7400 | $29.4660 |
| Employee Discount Stock Purchase Plan Reinvestment | 8,880 | $33.0300 | $29.7270 |
| Open Enrollment Plan | 52,301 | $35.7400 | $35.7400 |
| Open Enrollment Plan Reinvestment | 175,825 | $33.0300 | $33.0300 |
| 401k | 282,564 | $33.7100 | $33.7100 |
| Employee Stock Options/Restricted Stock | 6,353 | $33.7120 | $22.5000 |
| Total | 570,931 | — | — |

(b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

Answer: A total of 95,000 options to purchase shares of common stock were granted to eligible individuals during the quarter under the Company's Long-Term Performance Incentive Compensation Plan.

(c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

Answer: None

(d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

Answer: None

(e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

Answer: None

(f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

Answer: None

(g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

Answer:

| Notional Amount ($000) | Effective Date | Underlying Bond | Type of Hedge | Swap Expiration | Fixed Rate | Floating Rate | Counterparties [*Confidential Treatment - this Column*] |
|---|---|---|---|---|---|---|---|
| $270,000 (1) | 10/16/01 | KeySpan Corporation Promissory Note with Long Island Power Authority on 8.20% Debentures due 3/15/23 | Fixed to Floating Interest Rate Swap | 3/15/23 | 8.2000% | 3 Month LIBOR + spread | *Morgan Guaranty Trust Company of NY & Lehman Brothers Special Financing Inc.* |
| $270,000 | 10/16/01 | KeySpan Corporation Commercial Paper | Floating to Fixed Interest Rate Swap | 3/15/03 | 2.8500% | 1 Month LIBOR | *Morgan Guaranty Trust Company of NY* |
| $500,000 (2) | 10/26/01 | KeySpan Corporation Notes 6.15% due 6/01/06 | Fixed to Floating Interest Rate Swap | 6/1/06 | 6.15% | 3 Month LIBOR + spread | *Fleet National Bank, Citibank, N.A. New York, The Royal Bank of Scotland PLC & The Bank of New York, NY* |
| $500,000 (3) | 10/26/01 | KeySpan Corporation Notes 7.625% due 11/01/10 | Fixed to Floating Interest Rate Swap | 11/1/10 | 7.63% | 3 Month LIBOR + spread | *Merrill Lynch Capital Services, Inc. & Barclays Bank PLC* |

*Notes from previous page*:
1) There are two separate swap transaction that were used to hedge the principal amount outstanding on the underlying bond.
2) There are four separate swap transactions that were used to hedge the principal amount outstanding on the underlying bond. The transactions have been shown in aggregate because the terms of each are the same as those listed.
3) There are two separate swap transactions that were used to hedge a potion of the principal amount outstanding on the underlying bond. The transactions have been shown in aggregate because the terms of each are the same as those listed.

(h) The market-to-book ratio of KeySpan's common stock.

Answer: 1:62

(i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

Answer: None

(j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

Answer: None

(k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

Answer:

| | **Issuance** | **Outstanding at** | **Average** | **Average Maturity** |
|---|---|---|---|---|
| | **($000)** | **Month End ($000)** | **Yield** | **(# days)** |
| October | 1,086,438 | 886,500 | 2.71% | 43.9 |
| November | 1,371,505 | 911,266 | 2.34% | 45.4 |
| December | 1,832,635 | 1,048,470 | 2.24% | 51.9 |

(l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

Answer: None

(m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

Answer: KeySpan's consolidated balance sheet is contained in its Annual Report on Form 10-K for the year ended December 31, 2001 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the last quarter of 2001.

(n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

Answer: See Appendix A hereto.

(o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

Answer: See Appendix B hereto.

(p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

Answer: See Appendix C hereto.

**APPENDIX A**

## Capital Structure at 12/31/01

| | Consolidated | | Essex Gas | |
|---|---|---|---|---|
| | Thousands of Dollars | Percent of Total | Thousands of Dollars | Percent of Total |
| Common Stock | 2,995,797 | 39.05% | 46,383 | 25.80% |
| Retained Earnings | 452,206 | 5.89% | 1,981 | 1.10% |
| Other Comprehensive Income | 4,483 | 0.06% | (813) | -0.45% |
| Treasury Stock | (561,884) | 7.32% | - | 0.00% |
| Total Common Equity | 2,890,602 | 3768.00% | 47,551 | 26.45% |
| Preferred Stock | 84,077 | 1.10% | - | 0.00% |
| Long-term Debt | 4,697,649 | 61.23% | 18,258 | 10.15% |
| Intercompany Long term Debt | | 0.00% | 114,000 | 63.40% |
| Total Capitalization | 7,672,328 | 100.00% | 179,809 | 100.00% |

| | Colonial Gas | | Boston Gas | |
|---|---|---|---|---|
| | Thousands of Dollars | Percent of Total | Thousands of Dollars | Percent of Total |
| Common Stock | 269,429 | 45.52% | 411,993 | 32.16% |
| Retained Earnings | 5,273 | 0.89% | (19,368) | -1.51% |
| Other Comprehensive Income | (3,433) | -0.58% | (450) | -0.04% |
| Treasury Stock | - | 0.00% | - | 0.00% |
| Total Common Equity | 271,269 | 45.83% | 392,175 | 30.61% |
| Preferred Stock | | 0.00% | 15,289 | 1.19% |
| Long-term Debt | 120,621 | 20.38% | 223,659 | 17.46% |
| Intercompany Long term Debt | 200,000 | 33.79% | 650,000 | 50.74% |
| Total Capitalization | 591,890 | 100.00% | 1,281,123 | 100.00% |

| | Genco | | EnergyNorth Gas | |
|---|---|---|---|---|
| | Thousands of Dollars | Percent of Total | Thousands of Dollars | Percent of Total |
| Common Stock | 192,064 | 35.85% | 113,653 | 49.45% |
| Retained Earnings | 23,941 | 4.47% | (2,497) | 1.09% |
| Other Comprehensive Income | (267) | -0.05% | (2,116) | 0.92% |
| Treasury Stock | - | 0.00% | - | 0.00% |
| Total Common Equity | 215,738 | 40.27% | 109,040 | 47.44% |
| Preferred Stock | - | 0.00% | - | 0.00% |
| Long-term Debt | 66,005 | 12.32% | 40,789 | 17.75% |
| Intercompany Long term Debt | 253,986 | 47.41% | 80,000 | 34.81% |
| Total Capitalization | 535,729 | 100.00% | 229,829 | 100.00% |

| | KeySpan Energy Delivery New York | | KeySpan Energy Delivery Long Island | |
|---|---|---|---|---|
| | Thousands of Dollars | Percent of Total | Thousands of Dollars | Percent of Total |
| Common Stock | 468,747 | 27.88% | 532,862 | 40.63% |
| Retained Earnings | 567,048 | 33.73% | 77,950 | 5.94% |
| Other Comprehensive Income | 49 | 0.00% | (185) | 0.01% |
| Treasury Stock | - | 0.00% | - | 0.00% |
| Total Common Equity | 1,035,844 | 61.62% | 610,627 | 46.56% |
| Preferred Stock | - | 0.00% | - | 0.00% |
| Long-term Debt | 645,223 | 3838.00% | 525,000 | 40.03% |
| Intercompany Long term Debt | - | 0.00% | 175,904 | 13.41% |
| Total Capitalization | 1,681,067 | 100.00% | 1,311,531 | 100.00% |

Retained Earnings Analysis - for the period October 1, 2001 through December 31, 2001

| | Consolidated | KeySpan Energy Delivery New York | KeySpan Energy Delivery Long Island |
|---|---|---|---|
| | Thousands of Dollars | Thousands of Dollars | Thousands of Dollars |
| Retained Earnings at 9/30/01 | 474,199 | 514,067 | 54,262 |
| Gross Earnings | 51,866 | 52,981 | 23,688 |
| Goodwill Amortizations | (10,700) | - | - |
| Common Dividends | (62,061) | - | - |
| Preferred Dividends | (1,476) | - | - |
| | 378 | - | - |
| Retained Earnings at 12/31/01 | 452,206 | 567,048 | 77,950 |

| | EnergyNorth Gas | Boston Gas | Essex Gas |
|---|---|---|---|
| | Thousands of Dollars | Thousands of Dollars | Thousands of Dollars |
| Retained Earnings at 9/30/01 | (1,009) | (15,886) | 1,422 |
| Gross Earnings | (421) | 1,713 | 1,218 |
| Goodwill Amortizations | (1,067) | (4,921) | (659) |
| Common Dividends | - | - | - |
| Preferred Dividends | - | (274) | - |
| Retained Earnings at 12/31/01 | (2,497) | (19,368) | 1,981 |

| | KeySpan Energy Corporation Holding | Genco | |
|---|---|---|---|
| | Thousands of Dollars | Thousands of Dollars | |
| Retained Earnings at 9/30/01 | (89,163) | 19,817 | |
| Gross Earnings | 2,513 | 4,124 | |
| Goodwill Amortizations | - | - | |
| Common Dividends | - | - | |
| Preferred Dividends | - | - | |
| | - | - | |
| Retained Earnings at 12/31/01 | (86,650) | 23,941 | |

| | Colonial Gas | Eastern Inc. |
|---|---|---|
| | Thousands of Dollars | Thousands of Dollars |
| Retained Earnings at 9/30/01 | 4,326 | (7,789) |
| Gross Earnings | 3,311 | (20,118) |
| Goodwill Amortizations | (2,364) | (9,404) |
| Common Dividends | - | - |
| Preferred Dividends | - | - |
| Retained Earnings at 12/31/01 | 5,273 | (37,585) |

Investments in EWGs and FUCOs at 12/31/01

| | $ Thousands | | Percent of Total Equity |
|---|---|---|---|
| Investment | | | |
| Ravenswood | 545,549 | | 18.87% |
| Finsa | 1,375 | | 0.05% |
| Phoenix | 41,429 | | 1.43% |
| Other | 98,533 | | 3.41% |
| Total Current Investments | 686,886 | A | 23.76% |
| Consolidated Retained Earnings | 535,584 | B | |
| Total Equity | 2,890,602 | C | |
| Percentages | | | |
| Current Investments to Retained Earnings | 128.25% | A/B | |
| Current Investments to Total Equity | 23.76% | A/C | |
| Remaining Authorized Investment | 121.75% | | |
| Remaining Authorized Investment - Thousands of Dollars | 652,074 | | |